================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                (Amendment No. 2)


                        China Mobile (Hong Kong) Limited
                                (Name of Issuer)


                  Ordinary Shares, par value HK$0.10 per share
                         (Title of Class of Securities)

                                ----------------

                                  169 41 M 109
                                 (CUSIP Number)


                                 Chun Wei, Esq.
                               Sullivan & Cromwell
                                   28th Floor
                             9 Queen's Road, Central
                             Hong Kong, P.R. China
                          Telephone No.: 852-2826-8688
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                November 13, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

                                ----------------

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]



================================================================================

                                  SCHEDULE 13D


----------------------------------------------                      ---------------------------------
 CUSIP No.        169 41 M 109                                       Page  2   of  13  Pages
         ----------------------------------                              ----    ----
----------------------------------------------                      ---------------------------------

--------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           China Mobile Hong Kong (BVI) Limited
--------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a)  [ ]
                                                                                                                (b)  [ ]
--------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           See Item No. 3
--------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) and 2(e)                  [ ]
--------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands
--------------------------------------------------------------------------------------------------------------------------



                                                                7   SOLE VOTING POWER

                                                                    14,062,602,396 shares
                                                                ---------------------------------------------------
                                                                8   SHARED VOTING POWER

                      NUMBER OF SHARES                              Not Applicable
                 BENEFICIALLY OWNED BY EACH                     ---------------------------------------------------
                   REPORTING PERSON WITH                        9   SOLE DISPOSITIVE POWER

                                                                    14,062,602,396 shares
                                                                ---------------------------------------------------
                                                                10  SHARED DISPOSITIVE POWER

                                                                    Not Applicable


--------------------------------------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,062,602,396 shares -- See Item No. 5
--------------------------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [ ]
--------------------------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           75.6%
--------------------------------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           HC
--------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------------------------                      ---------------------------------
 CUSIP No.        169 41 M  109                                      Page  3   of  13  Pages
         ----------------------------------                              ----    ----
----------------------------------------------                      ---------------------------------



--------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           China Mobile (Hong Kong) Group Limited
--------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a)  [ ]
                                                                                                                (b)  [ ]
--------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           See Item No. 3
--------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) and 2(e)                  [ ]
--------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Hong Kong
--------------------------------------------------------------------------------------------------------------------------


                                                                7   SOLE VOTING POWER

                                                                    14,062,602,396 shares
                                                                ---------------------------------------------------
                                                                8   SHARED VOTING POWER

                      NUMBER OF SHARES                              Not Applicable
                 BENEFICIALLY OWNED BY EACH                     ---------------------------------------------------
                   REPORTING PERSON WITH                        9   SOLE DISPOSITIVE POWER

                                                                    14,062,602,396 shares
                                                                ---------------------------------------------------
                                                                10  SHARED DISPOSITIVE POWER

                                                                    Not Applicable

--------------------------------------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,062,602,396 shares -- See Item No. 5
--------------------------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [ ]
--------------------------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           75.6%
--------------------------------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------------------------------                      ---------------------------------
 CUSIP No.        169 41 M 109                                      Page  4   of  13  Pages
         ----------------------------------                              ----    ----
----------------------------------------------                      ---------------------------------



--------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           China Mobile Communications Corporation
--------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a)  [ ]
                                                                                                                (b)  [ ]
--------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           See Item No. 3
--------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) and 2(e)                  [ ]
--------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           People's Republic of China
--------------------------------------------------------------------------------------------------------------------------

                                                                7   SOLE VOTING POWER

                                                                    14,062,602,396 shares
                                                                ---------------------------------------------------
                                                                8   SHARED VOTING POWER

                      NUMBER OF SHARES                              Not Applicable
                 BENEFICIALLY OWNED BY EACH                     ---------------------------------------------------
                   REPORTING PERSON WITH                        9   SOLE DISPOSITIVE POWER

                                                                    14,062,602,396 shares
                                                                ---------------------------------------------------
                                                                10  SHARED DISPOSITIVE POWER

                                                                    Not Applicable

--------------------------------------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,062,602,396 shares -- See Item No. 5
--------------------------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [ ]
--------------------------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           75.6%
--------------------------------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------------------------------------------------

     This Amendment No. 2 amends and restates the Schedule 13D (the
"Schedule 13D") of (i) China Mobile Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands ("CMBVI"),
(ii) China Mobile (Hong Kong) Group Limited, a company incorporated under the laws of Hong Kong ("CMHK Group") and (iii) China Mobile Communications Corporation, a state-owned company formed under the laws of the People's Republic of China ("China Mobile" and, together with CMBVI and CMHK Group, the "Reporting Persons"), filed with the U.S. Securities and Exchange Commission on November 12, 1999 and as amended by Amendment No. 1 thereto dated May 12, 2000, with respect to the ordinary shares of China Mobile (Hong Kong) Limited
(the "Issuer") beneficially owned by them. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 1. SECURITY AND ISSUER

     This Schedule relates to the Ordinary Shares, par value HK$0.10 per share (the "Ordinary Shares"), of the Issuer, a company incorporated under the laws of Hong Kong.

     The principal executive offices of the Issuer are located at 60th Floor, The Center, 99 Queen's Road Central, Hong Kong, People's Republic of China ("PRC").


ITEM 2. IDENTITY AND BACKGROUND

     The names, business address, present principal occupation or employment and citizenship of each executive officer and director of each Reporting Person are set forth in Annexes A, B and C hereto, respectively.

     CMBVI is a holding company indirectly controlled by China Mobile formed to hold the interest in the Issuer. The registered address of CMBVI is P.O.Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

     CMHK Group is an investment and finance vehicle controlled by China Mobile formed to develop and finance their Hong Kong and international telecommunications business and to manage their investments and assets. Currently, CMHK Group owns a 75.6% indirect interest in the Issuer through its wholly owned direct subsidiary, CMBVI. The registered address of CMHK Group and the address of its principal offices are 60th Floor, The Center, 99 Queen's Road Central, Hong Kong, People's Republic of China.

     As a result of the PRC government's restructuring of the telecommunications industry, which was substantially completed in the first half of 2000, the telecommunications operations previously controlled by the Ministry of Information Industry have been separated along four business lines: fixed line communications, mobile communications, paging services and satellite communications. As part of this industry restructuring, China Mobile was established in July 1999 as a state-owned company to hold and operate the mobile telecommunications assets and networks nationwide. China Mobile owns and operates these mobile telecommunications businesses either directly, through operating companies in some provinces in mainland China, or, in the case of the business of the Issuer, through its 100% interest in CMHK Group. The Ministry of Information Industry has ceased to have any direct or indirect interest in the Issuer and acts only as a regulator of the PRC telecommunications and information industry.

     During the last five years, none of the Reporting Persons, and to the best of any Reporting Person's knowledge, no person controlling any of the Reporting Persons nor any of the persons named in Annexes A, B and C hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Pursuant to a Conditional Sale and Purchase Agreement, dated October 4, 2000 (the "Acquisition Agreement"), among the Issuer, CMBVI and China Mobile, the Issuer issued to CMBVI an aggregate of 3,779,407,375 Ordinary Shares (the "Shares") on November 13, 2000 as part of the total purchase price of HK$256,021,000,000 payable by the Issuer to acquire from CMBVI, on the same date, the entire issued share capital of Beijing Mobile (BVI) Limited ("Beijing BVI"), Shanghai Mobile (BVI) Limited ("Shanghai BVI"), Tianjin Mobile (BVI) Limited ("Tianjin BVI"), Hebei Mobile (BVI) Limited ("Hebei BVI"), Liaoning Mobile (BVI) Limited ("Liaoning BVI"), Shandong Mobile (BVI) Limited ("Shandong BVI") and Guangxi Mobile (BVI) Limited ("Guangxi BVI" and, together with Beijing BVI, Shanghai BVI, Tianjin BVI, Hebei BVI, Liaoning BVI and Shandong BVI, the "Target BVIs"), each a company incorporated under the laws of the British Virgin Islands (the "Acquisition"). The Shares were valued at HK$48 per share, the initial offering price to public of an aggregate of 1,115,643,845 Ordinary Shares in a global offering (the "Global Offering") that closed on November 3 and November 9, 2000. The remainder of the total purchase price for the Acquisition, totaling HK$74,609,446,000, was payable by the Issuer in cash under the Acquisition Agreement. None of the Reporting Persons acquired any Ordinary Shares in the Global Offering.

     A copy of the Acquisition Agreement is attached hereto as Exhibit 1.


ITEM 4. PURPOSE OF TRANSACTION.

     As described under Item 3 above, CMBVI acquired the Shares as part of the purchase price payable by the Issuer for the Acquisition of the Target BVIs on November 13, 2000 following receipt of the relevant shareholder approval and regulatory approvals. Prior to the Acquisition, the Target BVIs were wholly-owned direct subsidiaries of CMBVI. On September 30, 2000, the Target BVIs acquired the entire issued share capital of Beijing Mobile Communications Company Limited ("Beijing Mobile"), Shanghai Mobile Communications Company Limited ("Shanghai Mobile"), Tianjin Mobile Communications Company Limited ("Tianjin Mobile"), Hebei Mobile Communications Company Limited ("Hebei Mobile"), Liaoning Mobile Communications Company Limited ("Liaoning Mobile"), Shandong Mobile Communications Company Limited ("Shandong Mobile") and Guangxi Mobile Communications Company Limited ("Guangxi Mobile"), respectively, through a series of transfers from China Mobile pursuant to a Share Transfer Agreement, dated September 30, 2000, among China Mobile, CMHK Group, CMBVI and the Target BVIs. Each of the Reporting Persons believes that the Acquisition is consistent with the Issuer's strategy (with which it agrees) of continuing expansion by, among others, acquiring attractive telecommunications assets in China.

     In connection with the Global Offering, each of the Reporting Persons has entered into a Lock-up Agreement, dated October 31, 2000 (the "Lock-up Agreements"), with the underwriters of the Global Offering. Pursuant to the relevant Lock-up Agreements, CMBVI has agreed not to dispose of any of the Ordinary Shares (including the Shares) it owns without the prior written consent of the underwriters and each of the other Reporting Persons has agreed, with limited exceptions, not to dispose, or cause the disposition of, any of the interest in any other Reporting Persons it owns without the prior written consent of the underwriters, in each case for 180 days from November 1, 2000. The Lock-up Agreements are attached hereto as Exhibits 2.1, 2.2 and 2.3.

     In addition, the Reporting Persons intend to review from time to time their business affairs and financial position and also the Issuer's business affairs and financial position. Based upon such evaluation and review as well as general economic and industry conditions, and subject to the applicable regulatory policies and rules of the PRC, the Reporting Persons may consider from time to time various courses of action with respect to the Ordinary Shares (including the Shares). Such actions may include acquisition or disposition of its beneficial ownership in any of such Ordinary Shares through privately negotiated transactions (including transactions similar to the Acquisition) or placement, in the open market, by way of a public offering or otherwise.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(f)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Pursuant to the Acquisition Agreement, CMBVI, which owned 10,283,195,021 Ordinary Shares before the Acquisition, acquired an aggregate of 3,779,407,375 additional Ordinary Shares upon the consummation of the Acquisition on November 13, 2000. As a result, each of the other Reporting Persons became a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act of 1934, of 14,062,602,396 Ordinary Shares, representing approximately 75.6% of the issued and outstanding Ordinary Shares of the Issuer immediately upon the consummation of the Acquisition. As part of the total purchase price of HK$256,021,000,000 payable by the Issuer under the Acquisition Agreement, the Shares were valued at HK$48 per share for a total value of HK$181,411,554,000. The remainder of the purchase price, or HK$74,609,446,000, is payable by the Issuer to CMBVI in cash. In return, the Issuer acquired from CMBVI the entire issued share capital of the Target BVIs.

     Except as set forth above, none of the Reporting Persons and, to the best of such Reporting Person's knowledge, no person controlling any Reporting Person beneficially owns any Ordinary Shares.

     Except as described in Annexes A, B and C hereto, to the best of the relevant Reporting Person's knowledge, none of the persons named in the respective Annexes beneficially owns any Ordinary Shares.

     (b) CMBVI has the direct power to vote and to dispose of 14,062,602,396 Ordinary Shares, and each of CMHK Group and China Mobile has the indirect power, through its direct control (in the case of CMHK Group) or its indirect control (in the case of China Mobile) of CMBVI, to vote and to dispose of 14,062,602,396 Ordinary Shares.

     (c) Except as described above, no transactions in Ordinary Shares have been effected during the past 60 days by any Reporting Person or, to the best of such Reporting Person's knowledge, by any person controlling any Reporting Person.

     Except as described in Annexes A, B and C hereto, to the best of the relevant Reporting Person's knowledge, no transactions in Ordinary Shares have been effected during the past 60 days by any of the persons named in the respective Annexes.

     (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares to which this Schedule relates.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Issuer has adopted a share option scheme, attached hereto as Exhibit 3, for its employees, including executive officers and directors, and those of its subsidiaries to take up options for Ordinary Shares, at HK$1.00 per option, up to a maximum aggregate number of Ordinary Shares equal to 10% of the Issuer's total issued share capital. The exercise price of such options is determined by the Issuer's directors in their discretion, subject to a minimum price of the higher of (A) the nominal value of an Ordinary Share, which is HK$0.10 and
(B) 80% of the average closing price of the Ordinary Shares on the Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the grant of the option. As of November 13, 2000, options exercisable for an aggregate of 14,494,000 Ordinary Shares had been granted to the Issuer's directors under the share option scheme and were outstanding. In addition, the information set forth under Items 3 and 4 above and in Exhibit 1 and Exhibits 2.1, 2.2 and 2.3 hereto is incorporated herein by this reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Conditional Sale and Purchase Agreement, dated October 4, 2000, among the Issuer, CMBVI and China Mobile (incorporated by reference to the Issuer's Registration Statement on Form F-3 (File No. 333-47256) filed with the SEC).

Exhibit 2.1: Lock-up Agreement, dated October 31, 2000, between CMBVI and China
             International Capital Corporation Limited, Goldman Sachs (Asia) L.L.C. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters for the Global Offering and a convertible note offering by the Issuer.

Exhibit 2.2: Lock-up Agreement, dated October 31, 2000, between CMHK Group and
             China International Capital Corporation Limited, Goldman Sachs
             (Asia) L.L.C. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters for the Global Offering and a convertible note offering by the Issuer.

Exhibit 2.3: Lock-up Agreement, dated October 31, 2000, between China Mobile and
             China International Capital Corporation Limited, Goldman Sachs
             (Asia) L.L.C. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters for the Global Offering and a convertible note offering by the Issuer.

Exhibit 3:   Share Option Scheme of the Issuer, dated October 8, 1997.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 21, 2000



                                            CHINA MOBILE HONG KONG (BVI) LIMITED


                                            By: /s/ Wang Xiaochu
                                                --------------------------------
                                                Name:  Wang Xiaochu
                                                Title: Chairman of the Board
                                                       and President



                                            CHINA MOBILE (HONG KONG) GROUP
                                            LIMITED


                                            By: /s/ Wang Xiaochu
                                                --------------------------------
                                                Name:  Wang Xiaochu
                                                Title: Chairman of the Board
                                                       and President



                                            CHINA MOBILE COMMUNICATIONS
                                            CORPORATION


                                            By: /s/ Wang Xiaochu
                                                --------------------------------
                                                Name:  Wang Xiaochu
                                                Title: Vice President

                                                                         ANNEX A


    DIRECTORS AND EXECUTIVE OFFICERS OF CHINA MOBILE HONG KONG (BVI) LIMITED

     1. The name, title, present principal occupation or employment of each of the directors and executive officers of CMBVI are set forth below. All of the directors and officers' business addresses are CMBVI's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CMBVI. All of the persons listed below are citizens of the People's Republic of China.


         NAME                                  TITLE AND OCCUPATION
-----------------------                      -----------------------
Wang Xiaochu                                 Chairman; President

Li Zhenqun                                   Director

Ding Donghua                                 Director


     2. Ownership, if any, in the Issuer's Ordinary Shares held by any of the persons named above as of the date hereof is listed below:

     (a) Wang Xiaochu is the beneficial and registered owner of 500 American Depositary Shares ("ADSs"), representing an aggregate of 2,500 Ordinary Shares.

     (b) Li Zhenqun is the beneficial and registered owner of 100 ADSs, representing an aggregate of 500 Ordinary Shares.

     (c) Ding Donghua is the beneficial and registered owner of 500 ADSs, representing an aggregate of 2,500 Ordinary Shares.

     3. Transactions, if any, in the Issuer's Ordinary Shares effected during the past 60 days by any of the persons named above are listed below:

     (a) Wang Xiaochu purchased 100 ADSs in an open market transaction on November 1, 2000, at US$30.0625 per ADS, for a total purchase price of US$3,006.25.

     (b) Li Zhenqun purchased 100 ADSs in an open market transaction on November 1, 2000, at US$30.0625 per ADS, for a total purchase price of US$3,006.25.

     (c) Ding Donghua purchased 100 ADSs in an open market transaction on November 1, 2000, at US$30.0625 per ADS, for a total purchase price of US$3,006.25.

                                                                         ANNEX B


   DIRECTORS AND EXECUTIVE OFFICERS OF CHINA MOBILE (HONG KONG) GROUP LIMITED

     1. The name, title, present principal occupation or employment of each of the directors and executive officers of CMHK Group are set forth below. All of the directors and officers business addresses are CMHK Group's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CMHK Group. All of the persons listed below are citizens of the People's Republic of China.


         NAME                                  TITLE AND OCCUPATION
-----------------------                      ------------------------

Wang Xiaochu                                 Chairman; President

Li Zhenqun                                   Vice Chairman

Lu Xiangdong                                 Vice Chairman

Xue Taohai                                   Vice Chairman

Chang Xiaobing                               Director

Zhang Longguan                               Director; Vice President


     2. Ownership, if any, in the Issuer's Ordinary Shares held by any of the persons named above as of the date hereof is listed below:

     See sub-sections 2(a) and 2(b) of Annex A above for beneficial ownership in Ordinary Shares held by Wang Xiaochu and Li Zhenqun.

     Zhang Longguan is the beneficial and registered owner of 2,000 Ordinary Shares.

     Except as set forth above, no other person named above in this Annex beneficially owns any Ordinary Shares.

     3. Transactions, if any, in the Issuer's Ordinary Shares effected during the past 60 days by any of the persons named above are listed below.

     See sub-sections 3(a) and 3(b) of Annex A above for transactions effected by Wang Xiaochu and Li Zhenqun.

                                                                         ANNEX C


                DIRECTORS AND EXECUTIVE OFFICERS OF CHINA MOBILE

     1. The name, title, present principal occupation or employment of each of the directors and executive officers of China Mobile are set forth below. All of the directors and officers' business addresses are China Mobile's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to China Mobile. All of the persons listed below are citizens of the People's Republic of China.


         NAME                                  TITLE AND OCCUPATION
-----------------------                      ------------------------

Zhang Ligui                                  President

Wang Xiaochu                                 Vice President

Lu Xiangdong                                 Vice President

Li Yue                                       Vice President

Xue Taohai                                   Vice President


     2. Ownership, if any, in the Issuer's Ordinary Shares held by any of the persons named above as of the date hereof is listed below:

     See sub-section 2(a) of Annex A above for beneficial ownership of Ordinary Shares held by Wang Xiaochu.

     3. Transactions, if any, in the Issuer's Ordinary Shares effected during the past 60 days by any of the persons named above are listed below

     See sub-section 3(a) of Annex A above for transactions affected by Wang Xiaochu.